UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

ABIOMED RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of the ABIOMED Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Abiomed Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Abiomed Retirement Savings Plan as of December 31, 2015 and 2014 and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 (the “supplemental information”) has been subjected to audit procedures in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 16, 2016

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2015 and 2014

	2015	2014
Cash	$423,166	$189,126

Investments, at fair value:
Mutual funds	32,473,716	31,665,621
Abiomed, Inc. Common Stock Fund	9,016,805	3,576,727
Common collective trust	880,498	1,041,615

Total investments	42,371,019	36,283,963

Receivables:
Participant notes receivable	347,934	394,356
Employer’s match contributions	577,769	477,967
Participant contribution receivable	—	102,848

Total receivables	925,703	975,171

Net assets available for plan benefits	$43,719,888	$37,448,260

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2015

2015
Additions:
Participant contributions	$4,400,424
Rollover contributions	2,031,058
Employer contributions	589,435
Net appreciation in fair value of investments	3,225,209
Dividend and interest income	1,963,702

Total additions	12,209,828

Deductions:
Distributions to participants	5,908,861
Administrative fees	29,339

Total deductions	5,938,200

Net increase	6,271,628
Net assets available for plan benefits, beginning of year	37,448,260

Net assets available for plan benefits, end of year	$43,719,888

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the Abiomed Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by ABIOMED, Inc. (the “Company” or “Plan Administrator”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members of which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the Plan.

Eligibility

The Plan allows substantially all U.S. Company employees age twenty or older to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 100% (60% prior to September 1, 2015) of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code (“IRC”) limitations ($18,000 for the 2015 plan year). The Plan allows for after-tax Roth contributions in addition to pre-tax contributions. Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $6,000 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation beginning with the first pay period occurring 30 days after the employee’s participation date. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year.

The Company contributed a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during the Plan year ended December 31, 2015, with a maximum matching contribution per employee of $1,500. The Company incurred $589,435 in employer contributions during the year ended December 31, 2015. Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. There were no additional profit sharing contributions made during the year ended December 31, 2015.

Forfeitures

When certain terminations of participation in the Plan occur, the non-vested portion of a participant’s profit sharing account represents a forfeiture, as defined by the Plan. Forfeitures may be reallocated to participants as an additional profit sharing or used to pay Plan administrative expenses. During the year ended December 31, 2015, $1,063 of forfeitures were used to pay administrative expenses. Total unapplied forfeitures were $1,499 and $618 at December 31, 2015 and 2014, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59  1⁄2 or upon demonstration of a hardship. A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions each pay period. Participant loans are accounted for separately within the participant’s account. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2015 and 2014, the balance in participant loans outstanding was $347,934 and $394,356, respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, this ASU removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied retrospectively to all periods presented. The Company has elected to early adopt the ASU. The adoption of ASU 2015-07 did not have a significant impact on the Company’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient. The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event. Part III of this ASU is not applicable to the Plan.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early application is permitted. The Company has elected to early adopt the ASU. The adoption of ASU 2015-12 did not have a significant impact on the Company’s financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. In addition, there is a concentration in the company stock fund which represents 21% and 10% of the Plan’s investments at December 31, 2015 and 2014, respectively. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3. Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds - Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock fund - Valued based on the closing price reported on the active market on which the individual securities are traded.

Common collective trust - Valued at net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2015
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$32,473,716	$32,473,716	$—	$—
Company stock fund	9,016,805	9,016,805	—	—

Total investments in the fair value hierarchy	41,490,521	$41,490,521	$—	$—

Investments measured at NAV (1):
Common collective trust	880,498

Total investments measured at fair value	$42,371,019

	2014
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$31,665,621	$31,665,621	$—	$—
Company stock fund	3,576,727	3,576,727	—	—

Total investments in the fair value hierarchy	35,242,348	$35,242,348	$—	$—

Investments measured at NAV (1):
Common collective trust	1,041,615

Total investments measured at fair value	$36,283,963

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for plan benefits.

The following information summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015. The common collective trust held by the Plan requires twelve months’ notice for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4. Tax Status

The Plan has adopted the volume submitter profit sharing plan document of Fidelity. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the Internal Revenue Service stated that the form of the volume submitter plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Note 5. Parties-In-Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act (“ERISA”) to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity manages a number of mutual funds available to Plan participants. Fidelity is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Index Fund is an indexed fund that values its fund units based on changes in the stock price of Abiomed, Inc., the Plan sponsor. Fees paid for trustee and administrative services amounted to $29,339 and $31,488 for the years ended December 31, 2015 and 2014, respectively.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits
on the financial statements	$43,719,888	$37,448,260
Adjustment from fair value to contract value for interest in common
collective trust relating to fully benefit- responsive investment contracts	8,429	18,489

Net assets available for benefits
on the Form 5500	$43,728,317	$37,466,749

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Net investment income on the financial statements	$5,188,911
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts for the years ended:
December 31, 2015	8,429
December 31, 2014	(18,489)

Net investment income per the Form 5500	$5,178,851

Note 8. Subsequent Events

The Company has evaluated subsequent events through the date of this filing.

ABIOMED RETIREMENT SAVINGS PLAN

EIN: 04-2743260

Plan Number: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Advisor Stable Value Portfolio Fund	Common collective trust	**	$880,498

	Wells Fargo Growth IA Fund	Mutual Fund	**	4,397,725
	JP Morgan US Equity Select Fund	Mutual Fund	**	3,083,056
*	Fidelity Advisor Freedom 2025 Fund	Mutual Fund	**	2,733,440
	American Century Heritage IS Fund	Mutual Fund	**	2,002,387
*	Fidelity Advisor Freedom 2030 Fund	Mutual Fund	**	1,938,796
*	Fidelity Advisor Freedom 2035 Fund	Mutual Fund	**	1,921,806
	Lord Abbett Short Duration Income Fund	Mutual Fund	**	1,722,871
	Nuveen Dividend Value I Fund	Mutual Fund	**	1,671,235
	Franklin Small-Mid Capital Growth Fund	Mutual Fund	**	1,645,697
	Nuveen MDCP Index Fund	Mutual Fund	**	1,519,279
	Dreyfus International Equity I	Mutual Fund	**	1,496,155
*	Fidelity Retirement Money Market Fund	Mutual Fund	**	1,321,543
*	Fidelity Advisor Freedom 2040 Fund	Mutual Fund	**	1,247,934
*	Fidelity Spartan 500 Index Fund	Mutual Fund	**	1,206,067
*	Fidelity Advisor Technology Fund	Mutual Fund	**	900,681
*	Fidelity Advisor Freedom 2045 Fund	Mutual Fund	**	735,896
*	Fidelity Advisor Freedom 2050 Fund	Mutual Fund	**	700,685
*	Fidelity Advisor Freedom 2020 Fund	Mutual Fund	**	555,227
*	Fidelity Advisor Freedom 2055 Fund	Mutual Fund	**	420,588
	T. Rowe Price International Equity Index	Mutual Fund	**	386,107
*	Fidelity Advisor Freedom 2015 Fund	Mutual Fund	**	267,066
*	Fidelity Advisor Freedom 2005 Fund	Mutual Fund	**	211,605
*	Fidelity Advisor Freedom 2010 Fund	Mutual Fund	**	164,382
*	Fidelity Spartan Small Cap Index Fund	Mutual Fund	**	126,244
*	Fidelity Advisor Freedom Income Fund	Mutual Fund	**	94,415
*	Fidelity Advisor Freedom 2055 Fund	Mutual Fund	**	2,829

	Total mutual funds			32,473,716
*	ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	9,016,805

	Total investments on statement of net assets available for plan benefits			42,371,019
	Participant Loans	Participant Loans 5.25%	—	347,934

	Total investments on the Form 5500			$42,718,953

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED

RETIREMENT SAVINGS PLAN

Date: June 16, 2016	By:	/s/ Ian McLeod

Ian McLeod
Vice President and
Corporate Controller